OCTOBER 24, 2005
REGI U.S., INC. ANNOUNCES THE RAND CAM™ TECHNOLOGY VIDEO NEWS RELEASE PRODUCED BY TVA PRODUCTIONS TO BE LAUNCHED OCTOBER 29, 2005

For Immediate Release: October 24, 2005. Vancouver, BC - REGI U.S., Inc. (OTC BB: RGUS, Berlin Stock Exchange: RGJ) is pleased to announce that it has completed and approved the final version of the video news release. TVA Productions is launching a national media campaign, commencing on October 29, 2005 on BTV in Canada, which will focus on building brand awareness for RGUS and the Company's Rand Cam™ technology.

Under this program, TVA will assist RGUS in expanding the awareness of REGI U.S., Inc. within the business community and to the general public both nationally and internationally. TVA will also focus on building name brand awareness in the market area for REGI U.S., Inc. proprietary products.

TVA's "MediaBlitz!®" campaign http://www.media-blitz.tv for REGI U.S., Inc. is designed to build brand awareness with the public and business community by mass dissemination of information on TV, print, radio and the Internet. The campaign includes production and nationwide distribution of a TV News Spotlight (2-8 min); Video News Release; In-Flight Video; Internet Streaming Video; 10-minute Corporate Video, DVD, Trade Show Loop Presentation; a sixty second Radio News Release, professionally recorded and distributed to over 6,000 Radio stations; and 1-3 column News Features with photo and contact info distributed to 10,000 newspapers reaching an estimated 20 million readers.

The TV programs will air for at least six months on national and local cable, satellite and broadcast affiliates throughout the U.S. and Canada. Programs will air at least 1,000 times in primarily Top 50 markets between 6:30am and 10:30pm daily -- with the majority expected to be during primetime hours (5:30 pm-10:30 pm). Over 90 million households will have access to the programming. The TV Spotlight will air daily on one or more major Airlines for at least one month as in-flight programming. A minimum of 100 Newspaper Feature placements and 200 Radio News Release placements are also guaranteed as part of the MediaBlitz!® package. Monthly updates of REGI U.S., Inc.'s headlining events will appear in a major financial/business eNewsletter sent to over 650,000 opt-in subscribers including: 250,000+ financial services professionals, 50,000+ key corporate decision makers and 350,000+ investors.

ABOUT TVA PRODUCTIONS
TVA Productions, located in Studio City, California (http://www.tvaproductions.com, is one of the leading media production and news placement syndicates in North America -- providing HD production & broadcast facilities, extensive distribution & tracking resources, and a worldwide team. Since 1987, TVA has provided performance-based media booking services, national and local programming, and broadcast/print-ready News Features for over 20,000 TV, radio and print media outlets. TVA's "Pay Only for Results" services have been successfully used by Fortune 500 companies, emerging companies, ad agencies, PR firms (it's their best kept secret), national associations, non-profits, and government agencies worldwide. TVA's team has won over 40 Golden Mike, Addy, Emmy, Clio, Telly and Aegis awards. Clients include Baxter Medical, Cable & Wireless, Canon, Cessna, Epson, FEMA, Kellogg's, Hill & Knowlton, LDS Church, Lexus, Marriott, Nickelodeon, Occidental Petroleum, Ogilvy, Pepsi, Princess Cruises, Qualcomm, Salvation Army, Sony, Space Adventures, Technicolor, Teradata, Viseon, Westinghouse, World Vision, and Yonex.

ABOUT REGI U.S., INC. / REG TECHNOLOGIES INC.
REGI U.S., Inc. owns the U.S. rights and the parent company Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) owns the worldwide rights to the Rand Cam™ rotary technology. The engine is a light weight rotary engine that has only two moving parts: the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This revolutionary design makes it possible to produce a total of 24 continuous power impulses per one rotation that is vibration -free and extremely quiet. The Rand Cam™ engine also has multi-fuel capabilities and is able to operate using fuels including natural gas, hydrogen, propane and diesel. Reg Technologies Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars and for unmanned aerial applications for the U.S. military. For more information please visit www.regtech.com.

An exclusive distributor agreement for Canada for Reg Technologies, Inc., and an option for REGI U.S., Inc. for European exclusive rights, has been successfully completed with Anuvu Incorporated (www.anuvu.com) for their fuel cell technology.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts:
Regi U.S., Inc
John Robertson, 1-800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.